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                                                            Filed by Dynegy Inc.
                                Pursuant to 425 under the Securities Act of 1933
                                       and deemed filed  pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                                    Subject Company: Dynegy Inc.
                                                  Commission File No.: 001-15659

                                                    Subject Company: Enron Corp.
                                                  Commission File No.: 001-13159


FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although Dynegy and Enron believe these statements are accurate, their businesses are dependent on various regulatory issues, general economic conditions and future trends. The completion of the transaction is conditioned upon the fulfillment of a number of conditions, and the success of the combination of the two companies will be dependent on a wide range of issues. These factors can cause actual results to differ materially from the forward-looking statements that have been made. In particular:

The benefits that are expected to result from the combination are predicated upon the belief that combining the complementary expertise and resources of Dynegy and Enron will result in increased opportunities and decreased expenses. Because of the complexity of the environments in which the two companies operate, there can be no certainty that these benefits will be achieved to the extent expected.

The estimate of the accretiveness of the transaction reflects the companies' current best estimates based upon available information and numerous assumptions and, accordingly, may or may not be achieved if business conditions change or the assumptions that have been made do not prove to be accurate.

Significant regulatory approvals are necessary to complete the transaction, including approvals under the HSR Act, the FERC, the SEC and certain state and foreign authorities. There can be no assurances that the exemption and approvals will be obtained on a timely basis and on acceptable terms. In addition, Dynegy and Enron operate in regulated environments. Any significant changes in these regulatory environments could negatively impact the transaction and the combined entity.

ADDITIONAL INFORMATION

In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about


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Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, Texas 77002, Phone: (713) 507-6466,
Fax: (713) 767-6652; or Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, Texas 77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron on November 13, 2001.

The following documents relating to the proposed transaction are being filed by Dynegy pursuant to Rule 425:

o   Letter to Customers

o   Key Messages for Customers and Prospects

o   Customer Questions and Answers







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Dynegy Marketing and Trade
1000 Louisiana Street, Suite 5800
Houston, Texas  77002
Phone 713. 507. 6400
www.dynegy.com

_______________, 2001

<<FirstName>> <<LastName>>
<<Company>>
<<Address1>>
<<City>>, <<State>> <<PostalCode>>

Dear <<FirstName>>:

On Friday, November 9, Dynegy announced that its board of directors unanimously approved our merger with Enron. The combined company will retain the name Dynegy and will be headquartered in Houston.

We believe this is good news for our customers. Dynegy's focus will continue to be building stronger customer relationships. By combining the talent and assets of these two companies we can continue to deliver on our priority, finding more effective ways to serve you - our customer. Dynegy will be in a stronger position to provide reliable, competitively priced energy. Our commitment to deliver outstanding products and excellent service remains firm.

We expect the transaction to close by the end of the third quarter of 2002. Be assured, our top priority will continue to be serving your needs and helping you leverage market opportunities. We're very excited about our future as a new company and our future with you, our valued customer. As always, thanks for choosing to do business with Dynegy. For more information about Dynegy or the merger, visit our website at www.dynegy.com.

Sincerely,



Steve R. Wilson
Senior Vice President
Marketing and Trade
Gulf Coast Region

Enclosures


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DYNEGY-ENRON MERGER
KEY MESSAGES - CUSTOMERS/PROSPECTS

THIS MERGER IS GOOD NEWS FOR SHAREHOLDERS, EMPLOYEES, AND DYNEGY CUSTOMERS AND PARTNERS

         Customers will benefit by having access to unprecedented marketing and trading capabilities through our diversified global energy and communication networks.

         Availability of reliable, competitively priced energy and broadband supply along with greater financial strength and flexibility

COMBINES THE BEST OF BOTH COMPANIES' INTELLECTUAL CAPITAL, TECHNOLOGY AND KNOWLEDGE-BASED, MEASURED APPROACH TO BUSINESS

         The creation of the ideal strategic partner - proven innovation combined with time-tested marketing and trading acumen, all supported with the assets to deliver reliable supply

         A single source of essential business commodities that can deliver the capacities needed across diverse geographies

THIS MERGER WILL IN NO WAY IMPACT OUR SERVICE TO CUSTOMERS AND SHOULD LEAD TO IMPROVED RELIABILITY AND STRENGTH.

         This combination of talent and market strength will lead to superior physical delivery capabilities and unparalleled experience navigating competitive markets on behalf of our customers

         Our commitment to delivering outstanding products and excellent service is unchanged and remains firm

THOUGH THE COMPANY WILL SIGNIFICANTLY INCREASE IN SIZE - IT WILL HAVE ABOUT $200 BILLION IN COMBINED REVENUE - IT WILL CONTINUE TO FOSTER STRONG CUSTOMER RELATIONSHIPS AND LOCAL INVOLVEMENT.

         We will remain customer-focused, taking a partnership approach, seeking and identifying often overlooked opportunities that can bring greater results to your business

         Dynegy and Enron share a commitment to innovation, performance and the community. Our values will sustain a culture that is characterized by openness, respect, and honesty.







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CUSTOMER Q&A Document

Q: WHY ARE DYNEGY AND ENRON MERGING?

A: We are merging because the time is right to combine the strengths of both organizations. This merger will create an asset-backed energy merchant and communications provider with the intellectual capital to unleash the potential of both companies. Merging with Enron delivers on Dynegy's priority to find more effective ways to serve our customers.

Q: OVERALL, HOW DOES THIS IMPACT MY RELATIONSHIP WITH DYNEGY? WILL THIS MERGER IMPACT MY SERVICE OR SUPPLY?

A: We are conducting business as usual. All service and supply commitments will be fully honored with no change. Our top priority is to serve your needs and strengthen the relationship we've developed with your company.

Q: IF I'M DOING BUSINESS WITH BOTH COMPANIES, DO I CONTINUE TO WORK WITH MY CURRENT CONTACTS, OR WILL THESE CHANGE?

A: You should continue working with the representatives you already have relationships with. Should this change as the merger process moves forward you will be notified.

Q: IS THIS GOOD FOR CUSTOMERS?

A: Yes, this merger protects liquidity in the marketplace which is vital to competition. Obviously, competitive commodity markets with healthy liquidity are in the best interest of customers. Dynegy will be in a stronger position to provide reliable, competitively priced energy and broadband supply along with greater financial strength and flexibility.

Q: IS GIPPER'S SALE OF PORTLAND GENERAL A CONDITION OF CLOSING?

A: No, however, we will continue with the plans to sell this business.

Q: IS THE SALE OF THE DABHOL POWER PROJECT A CONDITION OF CLOSING?

A: No, however, we will continue to move forward with the strategic disposition of this asset.

Q: WHAT IS THE FINANCIAL IMPACT OF HAVING ONE OF YOUR LARGEST CUSTOMERS BE PART OF YOUR COMPANY? HOW WILL IT IMPACT LIQUIDITY IN THE MARKET?

A: Both companies have very carefully evaluated this deal to ensure that it indeed translates into incremental value for our shareholders. It does. In terms of liquidity, nothing is better for the market that having solid participants. This deal certainly does more to protect that element than anything I can think of.

Q: DOES THIS CHANGE ANY PREVIOUSLY ANNOUNCED PLANS OR STRATEGY?

Both companies will continue to focus on the things they do best. The wholesale energy business will continue to be a major focus for the combined company. We will also continue of focus on T & D, retail energy, midstream and communications. Any


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generation currently under construction will continue. The merger with Gipper actually accelerates our C & I business.

Q: WILL THERE BE LAYOFFS ASSOCIATED WITH THE MERGER? HOW MANY?

A: The integration process will be focused on designing an organization that will continue to deliver outstanding products and superior customer service, while operating in an efficient manner. As we begin to merge the two organizations, undoubtedly, we will eliminate duplicate positions and services. At this point, however, it is too soon to speculate on a specific number. We are committed, however, to re-deploying human resources when it makes sense.

Q: DYNEGY HAS PRIDED ITSELF ON BEING A SECOND MOVER, WILL DYNEGY NOW ADOPT THE FIRST MOVER APPROACH? IF NOT, WHO BECOMES THE FIRST MOVER?

A: The new company's success will be rooted in our ability to very clearly identify and stay focused on the things we do best. We will not stray from this strategy in any way. Both companies have always been among the leaders and we are very comfortable maintaining that role.

Q: WHAT BECOMES OF THE ENRON BRAND? WILL IT BE USED AT ALL?

A: The new entity will be named Dynegy and all of the products and services will be marketed under the Dynegy brand name.

Q: WILL YOU RETAIN BOTH ON-LINE PORTALS?

A: For now yes. Once we have combined Enron and Dynegy we will look for opportunities to combine the two portals.

Q: ARE YOU GOING TO STAY IN THE COMMUNICATIONS BUSINESS?

A: Yes, we believe the global communications unit is a developing business. We will closely evaluate Enron's communications assets and fold any that enhance our strategic position into our portfolio.

Q: THE TWO BROADBAND BUSINESSES HAVE VERY DIFFERENT STRATEGIES. WHICH WILL YOU FOLLOW?

A: We will focus on creating a solid, physical asset base to support an innovative and flexible commercial business.

Q: WHAT ARE YOUR CORE BUSINESSES GOING TO BE?

A: The new entity will be focused on a solid energy core which includes a commercial business dedicated to energy convergence, natural gas liquids and transmission and distribution.

Q: WHO WILL LEAD THE NEW COMPANY?

A: Chuck Watson, chairman and CEO of Dynegy Inc. will become the Chairman and CEO of the new entity and Steve Bergstrom, president and COO of Dynegy Inc. will become President and COO.

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Q: WHAT IS THE ANTICIPATED ROLE OF KEN LAY?

A: He will become chairman emeritus upon completion of the merger, and will have a seat on the Dynegy board.

Q: HOW WILL THE TRANSITION BE MANAGED?

A: The transition team will be lead by Chuck Watson, Steve Bergstrom, Ken Lay and Greg Whalley. Both Dynegy and Enron have a history of integrating companies into their respective families. We will work together to create a smooth transition that works to the benefit of our employees, customers and shareholders.